UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

On February 8, 2008, Corpbanca published a notice (the “Notice”) announcing its upcoming Ordinary Shareholders’ Meeting scheduled for February 26, 2008 in the Chilean newspaper Diario La Tercera. The Notice will be republished on February 13, 2008, and February 15, 2008. In addition to publication, the Notice was sent to the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Valparaiso Stock Exchange (Bolsa de Comercio de Valparaiso), and the Chilean Electronic Exchange (Bolsa Electronica de Chile).

A copy of the unofficial English language translation of the notice is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Mario Chamorro
Name:	Mario Chamorro
Title:	Chief Executive Officer

Date: February 12, 2008

EXHIBIT INDEX

Exhibit	Description
99.1	Unofficial English language translation of Corpbanca’s announcement of its upcoming Ordinary Shareholders’ Meeting scheduled for February 26, 2008, published on February 8, 2008, in the Chilean newspaper Diario La Tercera.